Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$159,256	$171,886	$143,993	$137,449	$118,947
Interest expense, net	70,089	78,725	94,668	100,436	96,203
Amortization of capitalized interest	501	620	756	1,090	1,337
Amortization of debt issuance costs	3,839	5,617	6,909	6,132	5,332
Interest component of rent expense (1)	2,846	2,782	2,773	3,066	3,042

Earnings available for fixed charges	$236,531	$259,630	$249,099	$248,173	$224,861

Fixed Charges and Preferred Dividends:
Interest expense, net	$70,089	$78,725	$94,668	$100,436	$96,203
Capitalized interest	1,245	1,283	989	1,258	1,140
Amortization of debt issuance cost	3,839	5,617	6,909	6,132	5,332
Interest component of rent expense (1)	2,846	2,782	2,773	3,066	3,042
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$96,019	$106,407	$123,339	$128,892	$123,717

Raito of earnings over fixed charges and preferred dividends	2.46	2.44	2.02	1.93	1.82

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.